Consent of Independent Research Firm

Board of Directors
Lizhan Environmental Corporation:

We are an independent investment research firm. We consent to the use of our independent research reports, namely the 2009-2012 China Genuine Leather Industry Investment Analysis and Forecast dated September, 2009, and the 2009-2012 China Synthetic Leather Industry Investment Analysis and Forecast dated September 2009.

/s/ China Investment Consultant Co., Ltd	2010.05.04
Shen Zhen, China

April 30, 2010